                                                              JOHN R. THOMAS
                                                           Direct (503) 294-9448
May 23, 2006                                                 jrthomas@stoel.com

VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

RE:   VERASUN ENERGY CORPORATION
      AMENDMENT NO. 1 TO FORM S-1
      FILED MAY 8, 2006
      FILE NO. 333-132861

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced Amendment No. 1 to Form S-1. The Company has included each of the Staff's comments from its comment letter dated May 22, 2006 and the Company's responses below.

Risk Factors, page 10

The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation . . ., page 15

1. WE NOTE DISCLOSURE THAT "[A]NY CHANGES IN THE TARIFF OR EXEMPTION FROM THE TARIFF COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL POSITION." PLEASE REVISE YOUR DISCLOSURE TO DISCUSS RECENT LEGISLATIVE PROPOSALS CALLING FOR THE REPEAL OR SUSPENSION OF THE IMPORTED ETHANOL TARIFF. TO THE EXTENT KNOWN OR REASONABLY KNOWABLE, PLEASE DISCUSS THE POSSIBLE CONSEQUENCES OF CHANGES IN THE IMPORTED ETHANOL TARIFF TO YOUR BUSINESS.

      The Company has added the requested disclosure. Please refer to page 16 of Amendment No. 2 to the Company's Registration Statement on Form S-1 ("Amendment No. 2").
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Pamela A. Long
May 23, 2006
Page 2


Dilution, page 25

2. WE NOTE YOUR RESPONSE TO COMMENT 22 OF OUR LETTER DATED APRIL 27, 2006. IT APPEARS THAT THE SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS AND WARRANTS HELD BY YOUR OFFICERS, DIRECTORS, AND OTHER AFFILIATES ARE CURRENTLY EXERCISABLE, OR WILL BE UPON COMPLETION OF THIS OFFERING AS DISCLOSED ON PAGE 46, AND IN-THE-MONEY.

      ACCORDINGLY, INCLUSION OF THESE SECURITIES IN YOUR DILUTION TABLE APPEARS TO FALL WITHIN ITEM 506 OF REGULATION S-K, WHICH CONTEMPLATES INCLUSION OF SECURITIES "WHICH [OFFICERS, DIRECTORS, PROMOTERS AND AFFILIATED CONTROL
      PERSONS] HAVE THE RIGHT TO ACQUIRE . . . ." PLEASE REVISE YOUR DILUTION
      CALCULATIONS TO INCLUDE THESE SECURITIES.

      The Company has revised the Dilution section to address your comment and the Company has made the conforming change to the corresponding risk factor. Please refer to pages 21, 25 and 26 of Amendment No. 2.

Put warrant, page 45

3. PLEASE QUANTIFY THE CONSIDERATION TO BE RECEIVED BY TIAA UPON TERMINATION OF THE PUT WARRANT.

      The Company has made the requested revision. Please refer to page 46 of Amendment No. 2, which states that no consideration will be paid upon the termination of the put warrant.

Business, page 47

Company History, page 49

4. WE NOTE YOUR RESPONSE TO COMMENT 30 OF OUR LETTER DATED APRIL 27, 2006. PLEASE REVISE TO DISCLOSE INFORMATION PERTAINING TO THE ACQUISITION OF VERASUN, LLC AND VERASUN FORT DODGE, LLC, IN GREATER DETAIL. IN PARTICULAR, YOU SHOULD DISCLOSE THE DATE ON WHICH THESE TRANSACTIONS OCCURRED, THE PURCHASE PRICE PAID, AND THE RESPECTIVE HISTORIES OF THESE ENTITIES IN THE ETHANOL INDUSTRY.

      The Company has made the requested revisions. Please refer to page 50 of Amendment No. 2.
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Pamela A. Long
May 23, 2006
Page 3


Principal and Selling Shareholders, page 76

5. WE NOTE YOUR RESPONSE TO COMMENT 37 OF OUR LETTER DATED APRIL 27, 2006. PLEASE REVISE TO NAME THE PERSON WITH VOTING OR INVESTMENT CONTROL OVER CAPITALINE RENEWABLE ENERGY, L.P.

      The Company has made the requested revision. Please refer to page 79 of Amendment No. 2.

Financial Statements for the Year Ended December 31, 2005

Note 1 - Nature of Business and Significant Accounting Policies, page F-7

General

6. WE HAVE READ YOUR RESPONSE TO COMMENT 42 FROM OUR LETTER DATED APRIL 27, 2006. WE NOTE THAT YOU DISCLOSED THAT OTHER COSTS ASSOCIATED WITH YOUR DISTRIBUTION NETWORK ARE INCLUDED IN COSTS OF GOODS SOLD. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COSTS AND EXPENSES OF PRODUCTION LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. SPECIFICALLY, IF TRUE, PLEASE DISCLOSE THAT YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, AND INTERNAL TRANSFER COSTS IN THE COSTS AND EXPENSES OF PRODUCTION LINE ITEM.

      The Company has made the requested revisions. Please refer to page F-7 of Amendment No. 2. Please also note that the Company does not employ any internal transfer pricing mechanisms.

Property and Equipment, page F-9

7. WE HAVE READ YOUR RESPONSE TO COMMENT 43 FROM OUR LETTER DATED APRIL 27, 2006. PLEASE SEPARATELY DISCLOSE THE TYPES OF ASSETS THAT ARE INCLUDED IN RAILROAD EQUIPMENT AND FACILITY EQUIPMENT. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION TO HELP US UNDERSTAND THE BASIS FOR THE 39 AND 20 YEARS USEFUL LIVES ASSIGNED TO THESE CATEGORIES OF EQUIPMENT. PLEASE ALSO TELL US THE TOTAL AMOUNT OF ASSETS INCLUDED IN RAILROAD EQUIPMENT AND FACILITY EQUIPMENT.

      The Company has made the requested revisions related to types of assets included in railroad equipment and facility equipment. Please refer to page F-9 of Amendment No. 2.
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Pamela A. Long
May 23, 2006
Page 4


      The net book value for railroad equipment assigned a 39-year depreciable life is $455,000. The net book value for railroad equipment assigned a 20-year depreciable life is $3.7 million. Asset lives were determined based upon inquiry of the Company's rail service providers.

      The net book value of plant facility and other equipment is $159.5 million, consisting primarily of 20-year class life assets. Asset lives were determined based upon general knowledge about similar equipment used in the chemical and ethanol industries.

Note 7 - Long-term debt and restricted cash, page F-15

8. WE HAVE READ YOUR RESPONSE TO COMMENT 44 FROM OUR LETTER DATED APRIL 27, 2006. PLEASE DISCLOSE, IF TRUE, THAT EACH SUBSIDIARY GUARANTOR IS "100% OWNED" AS DEFINED BY RULE 3-10(h)(1). IN THIS REGARD, PLEASE IDENTIFY THE GUARANTOR SUBSIDIARIES, AND CLARIFY WHETHER VERASUN CHARLES CITY, LLC IS A GUARANTOR SUBSIDIARY. IF SO, PLEASE ALSO DISCLOSE WHETHER IT IS 100% OWNED.

      The Company has made the requested revision. Please refer to page F-15 of Amendment No. 2.

Financial Statements for the Quarter Ended March 31, 2006

Note 4 - Stock-Based Compensation, page F-36

9. PLEASE PROVIDE US AN ANALYSIS OF THE STOCK-BASED COMPENSATION, INCLUDING WARRANTS THAT YOU GRANTED FROM JANUARY 1, 2005 THROUGH THE DATE OF YOUR RESPONSE LETTER. TELL US HOW YOU DETERMINED FAIR VALUE AT EACH RELEVANT DATE. TO THE EXTENT APPLICABLE, PLEASE RECONCILE THE FAIR VALUES YOU DETERMINED FOR YOUR COMMON STOCK TO CONTEMPORANEOUS EQUITY TRANSACTIONS AND THE ANTICIPATED IPO PRICE RANGE.

      The exercise price of all employee and director stock-based compensation awarded to date has been determined by the Company's (or predecessor entity's) Board of Directors to be not less than the fair market value of the common stock on the date of the award. The Board of Directors considered a number of factors and measures in reaching each of its determinations, including a price/earnings multiple, revenue growth, revenue per employee and net book value. The Board of Directors has consisted of persons with substantial experience in managing and investing in private companies.

Pamela A. Long
May 23, 2006
Page 5


      No warrants were granted during the period from January 1, 2005 to the date hereof. The following table sets forth each date on which employee and director stock options were awarded and the exercise price thereof:

               Date Awarded                    Exercise Price
               ------------                    --------------
             January 1, 2005                       $1.50
            September 1, 2005                      $5.16
             October 14, 2005                      $5.16
             December 5, 2005                      $5.16
             January 18, 2006                      $5.16
             January 27, 2006                      $5.16

      The January 1, 2005 award was priced at VeraSun Aurora Corporation's ("Aurora") Board of Directors' estimate of fair market value, without the benefit of any comparable sales. These options were initially awarded by Aurora and subsequently assumed by the Company as part of a business combination transaction that occurred in October 2005. The exercise price reflects the judgment of the Aurora Board of Directors about the fair market value of Aurora in January 2005, prior to the business combination and at a time when Aurora's business consisted of the operations of a single ethanol production facility. Aurora's Board of Directors also considered the progress of Aurora's development at the date of grant and the limited profitability and liquidity of Aurora to date.

      On November 30, 2005, the Company completed an offering of 17,500,000 shares of its common stock for a cash purchase price of $5.16 per share, for aggregate net proceeds of $90.0 million. Unrelated third parties participated in this offering. The exercise price for the options awarded in September and October 2005 were in anticipation of the business combination transaction referenced above and the November 30 equity offering. The December 2005 and January 2006 awards are also based upon the $5.16 per share offering price, reflecting both the equity offering and the business combination.

      The Board of Directors' determinations regarding the fair market value of the common stock underlying the options described above were made prior to
      (i) the decision to proceed with an initial public offering by the Board of Directors; (ii) the decision to proceed with the development of additional facilities in Welcome, Minnesota and northwestern Iowa; (iii) the commencement of construction of the Charles City, Iowa facility; and
      (iv) the very substantial increase in public and

Pamela A. Long
May 23, 2006
Page 6


      investor interest in the ethanol industry and the marked improvement in ethanol industry market conditions. Management believes these factors are, in addition to the anticipated receipt of the offering proceeds and the liquidity afforded by becoming a public company, key factors in the valuation currently proposed for the public offering.

      Based on the factors described above, the Company has concluded that no employee or director option has been awarded at an exercise price below the fair market value of the common stock on the date of the grant.

As we have indicated in our discussions with Matt Franker, the Company is eager to commence marketing of the offering as soon as possible. Please address any questions or comments you may have about this letter or Amendment No. 2 to me at
(503) 294-9448.

Very truly yours,



John R. Thomas

Enclosures

cc:   Mr. Chris Edwards, Special Counsel (w/encl.)
      Mr. Matt Franker, Staff Attorney (w/encl.)
      Mr. Ernest Greene, Staff Accountant
      Mr. Scott Watkinson, Senior Staff Accountant
      Mr. Donald L. Endres
      Mr. Danny C. Herron
      Mr. John M. Schweitzer
      Mr. John J. Sabl